United States securities and exchange commission logo





                            May 25, 2022

       Kia Jing Tan
       Chief Financial Officer
       Ambow Education Holding Ltd.
       12th Floor, Tower 1, Financial Street,
       Chang   an Center,
       Shijingshan District, Beijing 100043
       People   s Republic of China

                                                        Re: Ambow Education
Holding Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 12, 2022
                                                            File No. 333-264878

       Dear Mr. Tan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed May 12, 2022

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
through contractual arrangements with a variable interest entity
                                                        (VIE) based in China
and that this structure involves unique risks to investors. If true, disclose that these
contracts have not been tested in court. Explain whether the VIE structure is used to
provide investors with exposure to foreign investment in China-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never hold equity interests in the Chinese
 Kia Jing Tan
FirstName  LastNameKia Jing Tan
Ambow Education   Holding Ltd.
Comapany
May        NameAmbow Education Holding Ltd.
     25, 2022
May 25,
Page 2 2022 Page 2
FirstName LastName
         operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Where you discuss the HFCAA, please also discuss the potential impact of the Accelerating HFCAA, should it be enacted. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule sought below and the consolidated financial statements.
5. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
 Kia Jing Tan
FirstName  LastNameKia Jing Tan
Ambow Education   Holding Ltd.
Comapany
May        NameAmbow Education Holding Ltd.
     25, 2022
May 25,
Page 3 2022 Page 3
FirstName LastName
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
         alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Prospectus Summary, page 1

7. We note on page 2 your disclosure of a diagram of your corporate structure, identifying
         the entities that are equity investments and those    controlled by
contractual
         arrangements.    Disclose clearly that the company uses a structure
that involves a VIE
         based in China and what that entails. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation
         of the VIE   s operations and financial results into your financial
statements. Identify
         clearly the entity in which investors are purchasing their interest and the entity(ies) in
         which the company   s operations are conducted. Describe the relevant
contractual
         agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
8. We note your disclosure on page 2 of a diagram of your corporate structure which indicates that the Cayman Islands holding company "controls" the VIE
s business
         operations through contractual agreements between the VIE and your Wholly Foreign-
         Owned Enterprise (WFOE). However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, here and elsewhere in your prospectus, particularly in your revisions in response to our comments, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.
         Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
9. Please revise to include a summary of risk factors section and disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and
 Kia Jing Tan
Ambow Education Holding Ltd.
May 25, 2022
Page 4
         enforcement risks with cross-references to a more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Provide the basis upon which you made these determinations.
11. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany
FirstName LastNameKia Jing Tan
       transactions. Any intercompany amounts should be presented on a gross basis and when
Comapany    NameAmbow
       necessary,          Education
                   additional         Holding
                              disclosure        Ltd. amounts should be included
in order to make
                                         about such
May 25,the2022
           information
               Page 4 presented not misleading.
FirstName LastName
 Kia Jing Tan
FirstName  LastNameKia Jing Tan
Ambow Education   Holding Ltd.
Comapany
May        NameAmbow Education Holding Ltd.
     25, 2022
May 25,
Page 5 2022 Page 5
FirstName LastName
12. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to settle amounts owed under the contractual agreements, including those made through a VIE. Quantify any cash flows and transfers of other assets by type that have occurred between the shell company, the entities in which you have contractual agreements, or a consolidated VIE, and direction of transfer. Quantify any distributions that the entities in which you have contractual agreements, or a consolidated VIE, have made to the shell company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including the entities in which you have contractual agreements, and/or a consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the contractual or VIE agreements.
13. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 4

14. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
15. Please expand your risk factors to disclose the risk that the your ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is
         unable to adequately inspect audit documentation located in China and that the U.S.
         Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an
issuer   s
         securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Acknowledge that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or
         Hong Kong.
16.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government
 Kia Jing Tan
Ambow Education Holding Ltd.
May 25, 2022
Page 6
         may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
17. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please also update your disclosure to clarify whether you are subject to the cybersecurity regulations that went into effect on February 15 requiring internet companies holding the data of more than 1 million users to undergo a network security review before listing overseas. Provide the basis upon which you made these determinations.
General

18. Please revise to discuss the recent statements and regulatory actions by China's government, such as those related to the regulation of private schools, tutoring institutions and for-profit tutoring, and explain how they have any material impact on your ability to conduct business or on your financial performance. To the extent that you believe such regulations do not apply to any of the services you offer, please disclose this and explain the basis for your belief. Please also revise to disclose the impact of such
FirstName LastNameKia Jing Tan
       statements and regulatory actions on your partnership with Bay State College and New
Comapany    NameAmbow
       School              Education
               of Architecture        Holding
                                and Design      Ltd.U.S, and how the impact on
these schools has or
                                            in the
May 25,will affect
         2022  Pageyour
                     6 financial condition and results of operations.
FirstName LastName
 Kia Jing Tan
FirstName  LastNameKia Jing Tan
Ambow Education   Holding Ltd.
Comapany
May        NameAmbow Education Holding Ltd.
     25, 2022
May 25,
Page 7 2022 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.




                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Tahra Wright, Esq.